UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

RCN Corporation
(Name of Issuer)

Common Shares, $.01 par value per share
(Title of Class of Securities)

749361200
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749361200 13G
1)	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	JGD Management Corp. EIN: 13-3633324
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	SOLE VOTING POWER 5,104,313 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 5,104,313 SHARED DISPOSITIVE POWER -0-

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,104,313
10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 13.6%
12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

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Item 1(a).	Name of Issuer:	RCN Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

196 Van Buren Street
Herndon, Virginia 20170

Item 2(a).	Name of Person Filing:

This Schedule is being filed by JGD Management Corp. (“JGD”), a Delaware corporation, with respect to 678,031 Common Shares directly owned by York Capital Management, L.P. (“York Capital”), a Delaware limited partnership; 2,057,511 Common Shares directly owned by York Investment Limited (“York Investment”), a corporation organized under the laws of the Commonwealth of The Bahamas; 372,819 Common Shares directly owned by York Select, L.P. (“York Select”), a Delaware limited partnership; 1,101,095 Common Shares directly owned by York Credit Opportunities Fund, L.P. (“York Credit Opportunities”), a Delaware limited partnership; 439,994 Common Shares directly owned by York Select Unit Trust (“York Select Trust”), a trust organized under the laws of the Cayman Islands; 241,271 Common Shares directly owned by York Global Value Partners, L.P. (“York Global Value”), a Delaware limited partnership; 16,948 Common Shares directly owned by York Long Enhanced Fund, L.P. (“York Long Enhanced”), a Delaware limited partnership; and 196,644 Common Shares directly owned by certain other accounts (“Managed Accounts”).

The general partners of York Capital, York Select, York Credit Opportunities, York Global Value and York Long Enhanced and the managers of York Investment and York Select Trust have delegated certain management and administrative duties of such funds to JGD. In addition, JGD manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the Common Shares reported in this Schedule.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of JGD is:

c/o York Capital Management
767 Fifth Avenue
17th Floor
New York, New York 10153

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Item 2(c).	Citizenship:

The place of organization of JGD is Delaware.

Item 2(d).	Title of Class of Securities:	Common Shares, $.01 par value per share

Item 2(e).	CUSIP Number:	749361200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1 (b)(1)(ii)(J).

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:		5,104,313

(b) Percent of class:		13.6%

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	5,104,313

	(ii) Shared power to vote or to direct the vote	-0-

	(iii) Sole power to dispose or to direct the disposition of	5,104,313

	(iv) Shared power to dispose or to direct the disposition of	-0-

Page 4 of 6 Pages

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for JGD have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership described above is based on 37,620,119 Common Shares outstanding as of November 5, 2007, as reported in issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, all Common Shares reported in this statement as beneficially owned by JGD is held by York Capital, York Investment, York Select, York Credit Opportunities, York Select Trust, York Global Value, York Long Enhanced or the Managed Accounts, as the case may be, all of which are the advisory clients of JGD. JGD itself disclaims beneficial ownership of all Common Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: February 14, 2008

JGD MANAGEMENT CORP.

By:	/s/ Adam J. Semler
Adam J. Semler
Chief Financial Officer

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